SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                             ----------------------


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934


                           GENOVESE DRUG STORES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      CLASS A COMMON STOCK, $1.00 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   372442 20 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Charles R. Lotter
                            J.C. Penney Company, Inc.
                                6501 Legacy Drive
                             Plano, Texas 75024-3698
                                 (972) 431-1000
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                November 23, 1998
--------------------------------------------------------------------------------
             (Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]



                         (Continued on following pages)

CUSIP No. 372442 20 2                  13D                           Page 2


--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              J.C. Penney Company, Inc.

--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a) [ ]
                                                              (b) [ ]

--------- ----------------------------------------------------------------------
3         SEC USE ONLY


--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS
             OO
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                      [ ]
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------- ----------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                             0
               BENEFICIALLY
                 OWNED BY                    ------- ---------------------------
                   EACH                      8       SHARED VOTING POWER
                 REPORTING
                  PERSON                             4,231,879*
                   WITH                      ------- ---------------------------
                                             9       SOLE DISPOSITIVE POWER

                                                     0
                                             ------- ---------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     0

--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,231,879*

--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                       [ ]
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          See response to Item 5.

--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
--------- ----------------------------------------------------------------------

* See Item 5.

CUSIP No. 372442 20 2                  13D                           Page 3


--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Mr. Donald A. McKay

--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [ ]

--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS
             OO

--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                          [ ]
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

--------- ----------------------------------------------------------------------
                                            7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                            0
               BENEFICIALLY
                 OWNED BY                   ------- ----------------------------
                   EACH                     8       SHARED VOTING POWER
                 REPORTING
                  PERSON                            4,231,879*
                   WITH                     ------- ----------------------------
                                            9       SOLE DISPOSITIVE POWER

                                                    0
                                            ------- ----------------------------
                                            10      SHARED DISPOSITIVE POWER

                                                    0

--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,231,879*

--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                      [ ]

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          See response to Item 5.

--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
--------- ----------------------------------------------------------------------


* See Item 5.

CUSIP No. 372442 20 2                  13D                           Page 4


--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Mr. Charles R. Lotter

--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [ ]
                                                                  (b) [ ]

--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS
             OO

--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                      [ ]

--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------- ----------------------------------------------------------------------
                 NUMBER OF                   7       SOLE VOTING POWER
                  SHARES
               BENEFICIALLY                          0
                 OWNED BY
                   EACH                      ------- ---------------------------
                 REPORTING                   8       SHARED VOTING POWER
                  PERSON
                   WITH                              4,231,879*
                                             ------- ---------------------------
                                             9       SOLE DISPOSITIVE POWER

                                                     0
                                             ------- ---------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     0

--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,231,879*

--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                      [ ]

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          See response to Item 5.

--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
--------- ----------------------------------------------------------------------



* See Item 5.

    ITEM 1.  SECURITY AND ISSUER

              Class A Common Stock, $1.00 par value (the "Class A Common Stock")

              Genovese Drug Stores, Inc. (the "Company")
              80 Marcus Drive
              Melville, New York 11747


    ITEM 2.  IDENTITY AND BACKGROUND

             (a) Name of Person(s) Filing this Statement (the "Filing Parties"):

                    J.C. Penney Company, Inc. ("Penney")
                    Mr. Donald A. McKay
                    Mr. Charles R. Lotter

             (b)  Residence or Business Address:

                    The address of the principal business office of each of the Filing Parties is 6501 Legacy Drive, Plano, Texas 75024-3698.

             (c)  Present Principal Occupation:

                    Donald A. McKay is the Chief Financial Officer and an Executive Vice President of Penney. Charles R. Lotter is the Secretary and General Counsel and an Executive Vice President of Penney. Penney is a major retailer with department stores in all 50 states, Puerto Rico, Mexico and Chile and also operates retail drug stores through one or more of its subsidiaries.

             (d) Convictions in Criminal Proceedings during the last 5 Years:

                    None of the Filing Parties and, to the knowledge of Penney, none of Penney's executive officers or directors, have been convicted in a criminal proceeding during the last 5 years.

             (e)  Proceedings involving Federal or State Securities Laws:

                    None of the Filing Parties and, to the knowledge of Penney, none of Penney's executive officers or directors, have, during the last 5 years, been a party to any civil proceeding as a result of which he or it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

             (f)  Citizenship:

                    Mr. McKay and Mr. Lotter are United States citizens. Penney is a corporation organized under the laws of the State of Delaware.

                    The attached Schedule I is a list of the directors and executive officers (other than Mr. McKay and Mr. Lotter, for each of whom the information required by this Schedule 13D is set forth in this
         Item 2) of Penney which contains the following information with respect to each person:

                    (i)    name;

                    (ii)   principal business address; and

                    (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

                    Each person identified on Schedule I hereto is a United States citizen.

    ITEM 3.       SOURCE AND AMOUNT OF FUNDS

         On November 23, 1998, Penney and certain stockholders of the Company entered into that certain Company Stockholder Agreement (the "Company Stockholder Agreement") pursuant to which each of the Filing Parties may be deemed to be the beneficial owner of 4,231,879 shares of Class A Common Stock. See Item 5.

         The principal stockholders of the Company (the "Principal Stockholders") entered into the Company Stockholder Agreement in order to induce Penney to enter into that certain Agreement and Plan of Merger, dated as of November 23, 1998 (the "Merger Agreement"), among the Company, Penney and Legacy Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Penney ("Acquisition").

         The descriptions of the Merger Agreement and the Company Stockholder Agreement contained herein are qualified in their entirety by reference to the applicable agreements, which are filed herewith as Exhibits 99(a) and 99(b), respectively.

    ITEM 4.       PURPOSE OF TRANSACTION

         The purpose of the Company Stockholder Agreement is to facilitate the merger of Acquisition with and into the Company (the "Merger"), with the Company surviving the Merger, pursuant to and upon the terms of the Merger Agreement. The Merger Agreement provides, among other things, for changes to the board of directors and certificate of incorporation and bylaws of the Company at the effective time of the Merger. At the effective time, the holders of the Class A Common Stock and the Class B Common Stock, par value $1.00 per share, of the Company (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"), will be entitled to receive that number (the "Exchange Ratio") of shares of Common Stock, par value $.50 per share, of Penney equal to the quotient obtained by dividing (i) $30.00 by (ii) the Fair Market Value (as defined in the Merger Agreement); provided, however, that in no event shall the Exchange Ratio be greater than 0.6709 or less than 0.5489.

    ITEM 5.       INTEREST IN SECURITIES OF ISSUER

         (a) As of the close of business on November 23, 1998, each of the Filing Parties may be deemed to have beneficially owned in the aggregate 4,231,879 shares of the Class A Common Stock of the Company by virtue of the Principal Stockholders' beneficial ownership of 4,231,879 shares of Common Stock and the terms of the Company Stockholder Agreement. The Class B Common Stock is convertible at any time by the Principal Stockholders into Class A Common Stock at the rate of one share of Class A Common Stock for each share of Class B Common Stock so converted. Assuming the conversion of all shares of Class B Common Stock subject to the Company Stockholder Agreement into shares of Class A Common Stock, the aggregate number of shares of Class A Common Stock covered by this Schedule 13D represent approximately 36% of the outstanding shares of Class A Common Stock as of November 23, 1998.

         Based upon the terms of the Company's restated certificate of incorporation, as amended, the shares of Class A Common Stock and Class B Common Stock outstanding and entitled to vote on most matters submitted to stockholders (including the Merger) vote as a single class, with each share of Class A Common Stock entitled to one vote and each share of Class B Common Stock entitled to ten votes. Therefore, as a result of the terms of the Company Stockholder Agreement described in paragraph (b) below, each of the Filing Parties may be deemed to have shared voting power representing approximately 59% of the outstanding voting power of the Company as of November 23, 1998.

         (b) Of the 4,231,879 shares of Common Stock for which the Filing Parties may be deemed to have shared voting power, all of such shares are held of record as set forth on Schedule A to the Company Stockholder Agreement.

         Pursuant to the terms of the Company Stockholder Agreement, the Principal Stockholders have agreed, among other things and subject to certain terms and conditions, to vote all shares of Class A Common Stock and Class B Common Stock owned by them on the date thereof, together with any shares of Class A Common Stock and Class B Common Stock thereafter acquired, (i) in favor of the approval of the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement and (ii) against any (a) Acquisition Proposal (as defined in the Merger Agreement), (b) other merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company and (c) amendment of the Company's certificate of incorporation or bylaws or other proposal or transaction involving the Company or any of its subsidiaries, which amendment would in any manner impede, frustrate, prevent or nullify any provision of the Merger Agreement, the Merger or any of the transactions contemplated by the Merger Agreement or which would change in any manner the voting rights of any class of capital stock of the Company. In addition, in order to effect the agreements contained in the Company Stockholder Agreement, the Principal Stockholders granted an irrevocable proxy to each of Penney, Mr. McKay and Mr. Lotter to vote the shares of Class A Common Stock and Class B Common Stock covered by the Company Stockholder Agreement in favor of the approval of the Merger Agreement and the Merger at the meeting of the Company's stockholders called for the purpose of considering the Merger. Therefore, by virtue of the agreements contained in the Company Stockholder Agreement and the limited proxy to vote the shares of Class A Common Stock and Class B Common Stock subject to the Company Stockholder Agreement, each of the Filing Parties may be deemed to have acquired shared voting power with respect to all of such shares as to the limited matters covered by the Company Stockholder Agreement.

         Each of the Filing Parties disclaims beneficial ownership of all shares of Class A Common Stock covered by this Schedule 13D not owned of record by him or it.

         (c)      See paragraph (b) above.

         (d)      None.

         (e)      Not applicable.

    ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

         The information set forth in Items 3, 4 and 5 above and the Exhibits filed herewith are incorporated by reference herein.

    ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

           99(a) Agreement and Plan of Merger, dated as of November 23, 1998, among the Company, Penney and Acquisition.

           99(b) Company Stockholder Agreement, dated as of November 23, 1998, among Penney and the stockholders of the Company signatory thereto.

           99(c) Joint Filing Agreement, dated as of December 2, 1998, among Penney, Donald A. McKay and Charles R. Lotter.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           J.C. PENNEY COMPANY, INC.

December 2, 1998                           By: /s/ Donald A. McKay
----------------                               --------------------------------
     Date                                  Name: Donald A. McKay,
                                           Title: Executive Vice President

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                DONALD A. MCKAY

        December 2, 1998                        /s/ Donald A. McKay
        ----------------                        ------------------------------
             Date

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             CHARLES R. LOTTER

      December 2, 1998                       By: /s/ K. Bradleigh LeBlanc
      ----------------                           ------------------------------
            Date                                 K. Bradleigh LeBlanc,
                                                 Attorney-in-Fact

                                                                     SCHEDULE I


      Name, business address and present principal occupation or employment of the directors and executive officers
                          of J.C. Penney Company, Inc.

Directors
---------

J.E. Oesterreicher
Chairman of the Board and Chief Executive Officer
J.C. Penney Company, Inc.
6501 Legacy Drive
Plano, Texas 75024-3698

M.A. Burns
Chairman, President and Chief Executive Officer
Ryder System, Inc.
3600 N.W. 82nd Avenue
Miami, Florida 33157

K.B. Foster
President
GTE Corporation
1255 Corporate Drive
MS #SVC06A29
Irving, Texas 75038

V.E. Jordan, Jr.
Senior Partner
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1333 New Hampshire Avenue, N.W.
Suite 400
Washington, D.C. 20036

George Nigh
Former President of the University of Central Oklahoma
3309 Hackberry
Oklahoma City, Oklahoma 73120

J.C. Pfeiffer
Independent management consultant
1050 Beach Road
Apt. 1G
John's Island
Vero Beach, Florida 32963

A.W. Richards
Senior Advisor
Verner, Liipfert, Bernhard, McPherson & Hand
Suite 1440 San Jacinto Center
98 San Jacinto Boulevard
Austin, Texas 78701

F. Sanchez-Loaeza
Chairman of the Board, President and Chief Executive Officer
Panamerican Beverages Inc.
Blvd. Manuel Avila Camacho
No. 40, Piso 22
Col. Lomas de Chapultepec
Del Miguel Hidalgo
Mexico, D.F. 11000

C.S. Sanford, Jr.
Retired Chairman of the Board and Chief Executive Officer
Bankers Trust New York Corporation and Bankers Trust Company
130 Liberty St.
New York, New York 10006

R.G. Turner
President
Southern Methodist University
Office of the President
225 Perkins Adm. Bldg.
Dallas, Texas 75275


Executive Officers who are not Directors
----------------------------------------

John T. Cody, Jr.
President and Chief Operating Officer
JCPenney Stores, Merchandising, Marketing and Catalog
6501 Legacy Drive
Plano, Texas 75024-3698

Gary L. Davis
Senior Vice President, Director of Human Resources and Administration J.C. Penney Company, Inc.
6501 Legacy Drive
Plano, Texas 75024-3698

Gale Duff-Bloom
President, Marketing and Company Communications
J.C. Penney Company, Inc.
6501 Legacy Drive
Plano, Texas 75024-3698

David V. Evans
Senior Vice President, Chief Information Officer
J.C. Penney Company, Inc.
6501 Legacy Drive
Plano, Texas 75024-3698

John E. Fesperman
President and Chief Operating Officer
JCPenney Insurance, Credit and Facilities Services
6501 Legacy Drive
Plano, Texas 75024-3698

Thomas D. Hutchens
President and Chief Operating Officer, International
J.C. Penney Company, Inc.
6501 Legacy Drive
Plano, Texas 75024-3698

Charles R. Lotter
(See Item 2 of this Schedule 13D)

Donald A. McKay
(See Item 2 of this Schedule 13D)

Francis A. Newman
Chairman of the Board, President and Chief Executive Officer
Eckerd Corporation
8333 Bryan Dairy Road
Largo, Florida 33777

Michael W. Taxter
Senior Vice President, Director of Strategic Development
J.C. Penney Company, Inc.
6501 Legacy Drive
Plano, Texas 75024-3698

                                  Exhibit Index


         Name of Exhibit
         ---------------

99(a) Agreement and Plan of Merger, dated as of November 23, 1998, among the Company, Penney and Acquisition.

99(b) Company Stockholder Agreement, dated as of November 23, 1998, among Penney and the stockholders of the Company signatory thereto.

99(c) Joint Filing Agreement, dated as of December 2, 1998, among Penney, Donald A. McKay and Charles R. Lotter.